787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111
September 9, 2011
VIA EDGAR AND OVERNIGHT COURIER
Mr. David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405

Re:	The Bureau of National Affairs, Inc. Schedule TO filed by Bloomberg Inc. and Brass Acquisition Corp. Filed on August 31, 2011 File No. 005-86380
Dear Mr. Orlic:
This letter is being furnished on behalf of Bloomberg Inc. (“Bloomberg”) and Brass Acquisition Corp. (“Purchaser” and together with Bloomberg, the “Purchaser Parties”) in response to comments contained in the letter dated September 7, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Karl P. Kilb, Esq., with respect to the Purchaser Parties’ Tender Offer Statement on Schedule TO that was filed with the Commission on August 31, 2011 (the “Schedule TO”). The text of the Staff’s comments is set forth below, followed by the Purchaser Parties’ responses. The Purchaser Parties are concurrently filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Schedule TO as amended by Amendment No. 1.
Certain Information Concerning the Company, page 21
1.	Comment: We note the disclaimers in the first and third full paragraphs on page 23. While you may include appropriate language about limits on the reliability of information included in your disclosure, you may not disclaim responsibility for its accuracy. Please revise.

Response: The Purchaser Parties have revised the relevant disclosure in response to the Staff’s comment. Please see numbered paragraphs 5 and 6 of Amendment No. 1.
New York Washington Paris London Milan Rome Frankfurt Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

David L. Orlic, Esq.
United States Securities and Exchange Commission
September 9, 2011

Representations and Warranties, page 31
2.	Comment: We note your disclosure that the representations and warranties were made only for the purposes of the merger agreement and were solely for the benefit of the parties to the merger agreement, and that stockholders are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties. Please revise to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Response: The Purchaser Parties have revised the relevant disclosure in response to the Staff’s comment. Please see numbered paragraph 7 of Amendment No. 1.

3.	Comment: We note your disclosure that information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in the company’s public disclosures. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the offering document not misleading.

Response: The Purchaser Parties have revised the relevant disclosure in response to the Staff’s comment. Please see numbered paragraph 7 of Amendment No. 1.
Conditions of the Offer, page 43
4.	Comment: All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the shares. Please revise the language accordingly. Similar language appears on page 7.

Response: The Purchaser Parties have revised the relevant disclosure in response to the Staff’s comment. Please see numbered paragraphs 1 and 8 of Amendment No. 1.

5.	Comment: We refer to the disclosure in the next to the last paragraph of this section regarding your failure at any time to assert conditions. Please note that, when a condition is rendered incapable of satisfaction during the offer period, you should promptly inform security holders how you intend to proceed, rather than wait until the expiration date. Please confirm your understanding in your response letter.

Response: The Purchaser Parties understand the Staff’s comment. When a condition is rendered incapable of satisfaction during the offer period, the Purchaser Parties will promptly inform security holders how the Purchaser Parties intend to proceed, rather than wait until the expiration date.

David L. Orlic, Esq.
United States Securities and Exchange Commission
September 9, 2011

Miscellaneous, page 47
6.	Comment: In the first sentence of the first paragraph of this section, you state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide an analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). Given that you appear to be attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law, and so the language in this first sentence appears overly broad. See Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008).

Response: The Purchaser Parties have revised the relevant disclosure in response to the Staff’s comment. Please see numbered paragraph 9 of Amendment No. 1.
* * * * *
          As requested in your letter, the Purchaser Parties have acknowledged to us, and granted us the authority to represent to the Commission on their behalf, that:
•	the Purchaser Parties are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Purchaser Parties may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should members of the Staff have any questions or require any additional information, they should call the undersigned at (212) 728-8239.

Very truly yours,

/s/ Maurice M. Lefkort Maurice M. Lefkort

cc:	Karl P. Kilb, Esq., Bloomberg Inc. and Brass Acquisition Corp.
Enclosures